CLIFFORD CHANCE US LLP

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Lyn Shenk and Doug Jones, Division of Corporate Finance

June 3, 2009

Dear Mr. Shenk and Mr. Jones:

     Thank you for your letter dated May 15, 2009 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the correspondence dated March 27, 2009 of TAM S.A., TAM Linhas Aéreas S.A. and TAM Capital Inc. (the “Registrants”) related to the annual report for the year ended December 31, 2007 of on Form 20-F filed on June 25, 2008 (the “2007 Annual Report”).

     The Registrants’ responses to the Staff’s comments are set forth below. For your convenience, we have re-typed in italics the Staff’s comment preceding each response.

Note 29, Summary of Principal Differences, page F-47
(k) Maintenance, page F-58

1. In regard to your power by the hour (“PBTH”) engine maintenance contracts, you state in your March 27, 2009 response that the contracts contain reconciliation provisions for removal of engines from the contracts which would cause you to make payments over and above the contractual hourly payments made to the date the engines were withdrawn from the maintenance programs. As a result, you do not consider that a “full” transfer of risk occurs under these contracts and, accordingly, you recognize maintenance expense at the time the maintenance activities are actually performed by the maintenance service providers. Please note that the accounting literature for PBTH contracts does not require a “full” transfer of cost risk for transfer of risk to be considered to have taken place. Specifically, it is specified within “Trueups” in paragraph 4.87 of the AICPA Audit and Accounting Guide: Airlines (“AAG”) that for a transfer of risk to occur the service provider must absorb and receive “substantially all variability” of the cost of maintenance required under the service contract.

It does not appear that your PBTH contracts stipulate adjustments for actual cost experience by the service provider through the normal course of the contract (i.e., engines that are not early removed) or at the normal expiration of the contract. We note several provisions in your PBTH contracts that specify the basis for adjusting or repricing of rates that are charged and the reconciliation of such amounts to amounts previously paid or due in the exceptional case that engines are early removed. However, it does not appear - with the exception of a limited number of engines removable (in the limited conditions of sale, return to lessor, or a beyond economic repair determination) from one contract with no more or less than one contract-covered shop visit -that these provisions represent tree-ups to actual costs incurred by the maintenance service provider for maintenance performed or to be performed on any engine in the program, whether early removed from the maintenance program or remaining in the maintenance program after early removal of other engines from the program, or upon termination of the contract. Rather, the pricing adjustments are based on “standard” rates and charges, “current market” rates, or referenced to other fixed rates to be charged. Therefore, these adjustments are not necessarily representative of actual costs incurred by the maintenance service provider. Moreover, we identified provisions that specifically stated that “there will be no time and material charges assessed for engine off-wing maintenance” except under certain out of scope circumstances and that capped the amount of charges that may be incurred for each engine early removed from the maintenance contract that had two or more shop visits. In addition, we note that the contracts stipulate the assignment of the benefits of manufacturer warranties to the maintenance service providers. Such an assignment is inconsistent with an airline seeking to retain cost risk for maintenance.

Although you may be required to make payments over and above the contractual hourly payments made to the date that engines are early withdrawn from the maintenance programs, such additional payments are not necessarily representative of a true up to actual costs incurred by the maintenance provider for service performed on the engines removed. It appears that such additional payments may in essence represent penalties as a disincentive to early withdrawal of covered engines. Please note that in regard to the “Termination provisions” transfer of risk criterion specified in paragraph 4.87 of the AAG, it is stated therein that “a contract may reasonably provide for the successful satisfaction of each party’s obligations under the contract that had been incurred prior to the termination and penalty provisions, if appropriate, and still transfer risk.”

You have emphasized for us the escalation provisions pertaining to one of your PBTH contracts, Please note that in regard to the “Contract adjustment provisions” transfer of risk criterion specified in paragraph 4.87 of the AAG, it is stated therein that “Contracts may contain annual or periodic escalation provisions, whether tied to specified inflationary or labor indices or specifically agreed to by the parties ... and still transfer risk ...”

We believe that transfer of risk in regard to your PBTH contracts should be assessed for the entirety of each contract over its intended normal course of performance of service. In regard to engines early removed from the respective maintenance programs, the number of engines that may be so removed is limited to a minor number of engines covered by each program, and may be early removed only in certain circumstances and not solely at your discretion. This does not appear to us to be substantially sufficient so as to preclude transfer of risk to the maintenance service providers for the contracts as a whole.

Based on the above, it appears that the substance of your PBTH contracts in their intended normal course is for the maintenance providers to absorb substantially all variability of the cost of maintenance services specified under the contracts. Paragraph 4.85 of the AAG states “If the contract transfers risk, AcSEC believes the airline should recognize maintenance expense in accordance with the PBTH contract, as opposed to following its maintenance accounting policy.” That is, contractual costs for maintenance coverage should be recognized as hours are flown. Therefore, we cannot concur with your accounting for your PBTH maintenance contracts under U.S. GAAP and we believe you should revise your accounting accordingly in your fiscal year 2008 Form 20-F. To the extent that you disagree, we request that you consult with the national office of your independent auditors regarding your conclusion.

     The Registrant acknowledges the Staff’s comments and its comprehensive analysis of the issues and principles in relation to accounting for PBTH maintenance contracts under US GAAP for the Registrant’s fiscal year 2008 Form 20-F. The Registrant also thanks the Staff for its willingness to have a conference call to discuss this topic.

     The Registrant notifies the Staff that, as a result of a number of factors including a requirement in its home country of Brazil that locally registered companies prepare financial statements in accordance with international financial reporting standards (IFRS) for the fiscal year ended December 31, 2010, the Registrant has recently made a determination to adopt IFRS for its future Form 20-F reporting obligations.

     The Registrant may wish to have a conference call with the Staff at a future date (prior to filing of its fiscal year 2008 Form 20-F) to discuss accounting treatment for its PBTH contracts under IFRS with the Staff. In the event the Registrant wishes to have such a call, we as the Registrant’s counsel will call the Staff to discuss potential dates/times that are convenient for the Staff, as well as any information we can provide the Staff ahead of that call.

2. The intended revised disclosure in the response to our prior comment number 1 indicates that amounts payable for PBTH engine maintenance contracts are based on hours flown. However, it is not clear as to the timing of when the payments are made. Please clarify your disclosure, indicating all applicable timing aspects of payments made and the basis for such payments so that investors may have a complete understanding of the cash flows associated with these contracts.

The Registrant acknowledges the Staff’s comment and proposes to clarify its existing disclosure as follows (the proposed new text is underlined and bolded):

“Engine maintenance contracts cover all significant engine maintenance activity. We pay for services rendered pursuant to our engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided under those engine maintenance contracts:

• contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers. The costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as “time and materials” contracts; and

• contracts under which certain amounts are payable to the maintenance provider based on hours flown. These maintenance contracts are referred to as “power by the hour” contracts. The timing of expense recognition in the income statement for contracts pursuant to which the risk associated with engine maintenance is retained by the Registrants. The vast majority of the maintenance expense is recognized in the income statement at the time the maintenance activities are actually performed by the maintenance providers because we are required to pay the maintenance providers the agreed hourly rate at the time each engine undergoes a visit to the shop formaintenance. This payment represents approximately 95% of the total payment we are required to make to the maintenance providers, subject to the various true-up and adjustment provisions contained in those contracts. The remainingapproximately 5% of the payment is made in the form of an administration fee that is payable and expensed by us monthly.

Exhibits Index

3. It appears that your current PBTH engine maintenance contracts are material to your operations. However, it does not appear that they have been included in the “Exhibit Index” as documents filed with the Commission. Please file and list the contracts as material exhibits.

The Registrant acknowledges the Staff’s comment but believes that none of its PBTH engine maintenance contracts meet the materiality threshold specified in paragraph 4 of “Instructions to Exhibits” of Form 20-F. The Registrant notes that each PBTH engine maintenance contract is of a type that is “ordinarily accompanies the kind of business [it and its] subsidiaries conduct” and is not material amount or significance based on the following analysis:

• the PBTH maintenance contract with GE Engine Service Inc. covers 12 engines, representing 3.9% of engines in the Registrant’s fleet;

• the PBTH maintenance contract with GE Celma Ltda. covers 52 engines, representing 16.9% of engines in the Registrant’s fleet; and

• the PBTH maintenance contract with Pratt & Whitney covers 14 engines, representing 4.5% of engines in the Registrant’s fleet.

The Registrant’s non-PBTH maintenance contracts cover the remaining 74.7% of engines in the Registrant’s fleet and have already been publicly filed with the Commission as material contracts.

Form 6-K filed March 31, 2009

4. In regard to note 31 to the financial statements included therein, we note that the 2007 columns for U.S. GAAP purposes are labeled as “restated,” but we did not identify any explanation as to what was restated and why. Please tell us each amount that has been restated in 2007 for U.S. GAAP purposes (on an unaudited basis) and the reason for its restatement under U.S. GAAP.

The 2007 columns for US GAAP purposes are labeled as “restated” because of the retroactive application (pursuant to FAS 154)of the Registrant’s policy as from 2008 to accrue for the variable cost of all points outstanding under the Registrant’s loyalty program (not just those points over the minimum conversion threshold). as discussed in the Registrant’s response to comment 1 in its letter to the Staff of February 2, 2009. The effect of this restatement under US GAAP in 2007 was:

Balance sheet – at December 31, 2007

Debit: Income statement (selling expenses)	R$2,585 thousand

Credit: Provision for redemption of loyalty program points	R$2,585 thousand

Deferred income tax effect of the above adjustment:

Debit: Deferred income tax asset	R$ 878 thousand

Credit: Income statement: Deferred income tax benefit	R$ 878 thousand

     There was no significant impact of this change in accounting policy at December 31, 2006.

     Please direct any comments or questions regarding the enclosed materials to the undersigned at 212.878.3250 or to Anand Saha at 212.878.8301.

Sincerely,

/s/ Jonathan Zonis

Jonathan Zonis, Partner